SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Levi Strauss & Co.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

52736R102

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52736R102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles Bergh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,195,960 (See Item 4 herein)
	6	SHARED VOTING POWER 0 (See Item 4 herein)
	7	SOLE DISPOSITIVE POWER 8,195,960 (See Item 4 herein)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,195,960 (See Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% of Common Stock (12.8% of Class A Common Stock) (See Item 4 herein)
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 52736R102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles V. Bergh TR UA 02/25/2019 Charles Bergh 2019 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,638,590 (See Item 4 herein)
	6	SHARED VOTING POWER 0 (See Item 4 herein)
	7	SOLE DISPOSITIVE POWER (See Item 4 herein)
	8	SHARED DISPOSITIVE POWER 1,638,590 (See Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,638,590 (See Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% of Common Stock (0.5% of Class A Common Stock) (See Item 4 herein)
12	TYPE OF REPORTING PERSON* OO

Item 1.

(a)	Name of Issuer

Levi Strauss & Co.

(b)	Address of Issuer’s Principal Executive Offices

1155 Battery Street

San Francisco, CA 94111

Item 2.

(a)	Name of Person Filing

Charles V. Bergh

Charles V. Bergh TR UA 02/25/2019 Charles Bergh 2019 Trust (“Trust”)

(b)	Address of Principal Bysiness Office or, if none, Residence

c/o Levi Strauss & Co.

1155 Battery Street

San Francisco, CA 94111

(c)	Citizenship

Charles V. Bergh         United States

Trust                              California

(d)	Title of Class of Securities

Class A Common Stock, $0.001 par value per share

(e)	CUSIP Number

52736R102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of December 31, 2019: 8,195,960 shares of the Issuer’s Class B Common Stock, of which (i) 22,090 shares are held directly, (ii) 1,638,590 are held directly by the Trust, (iii) 5,770,960 are issuable upon the exercise of stock appreciation rights held by Mr. Bergh within 60 days of December 31, 2019 and (iv) 764,320 are issuable upon vesting of restricted stock units held by Mr. Bergh within 60 days of December 31, 2019. The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

(b) Percent of class:

Based on (i) 55,957,950 shares of the Issuer’s Class A Common Stock issued and outstanding and (ii) 337,808,966 shares of the Issuer’s Class B Common Stock (together with the Class A Common Stock, the “Common Stock”) issued and outstanding, in each case, as of December 31, 2019, as reported by the Issuer, and the information set forth in (a) above, Mr. Bergh beneficially owned 2.0% of the Issuer’s outstanding Common Stock, representing 2.4% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 12.8% of the Issuer’s outstanding Class A Common Stock (treating only shares of Class B Common Stock beneficially owned by Mr. Bergh as converted for purposes of computing this percentage) and the Trust beneficially owned 0.4% of the Issuer’s outstanding Common Stock, representing 0.5% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 2.8% of the Issuer’s outstanding Class A Common Stock (treating only shares of Class B Common Stock beneficially owned by the Trust as converted for purposes of computing this percentage).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

	Charles Bergh	8,195,960
	Trust	1,638,590

(ii)	Shared power to vote or to direct the vote:

	Charles Bergh	0
	Trust	0

(iii)	Sole power to dispose or to direct the disposition of:

	Charles Bergh	8,195,960
	Trust	1,638,590

(iv)	Shared power to dispose or to direct the disposition of:

	Charles Bergh	0
	Trust	0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2020	/s/ Charles V. Bergh
Charles V. Bergh

CHARLES V. BERGH TR UA 02/25/2019
CHARLES BERGH 2019 TRUST

/s/ Charles V. Bergh
Charles V. Bergh, Trustee